The TriZetto Group, Inc.

567 San Nicolas Drive, Suite 360

Newport Beach, California 92660

March 23, 2006

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:  Maryse Mills-Apenteng

  Division of Corporation Finance

Re:	The TriZetto Group, Inc.

Registration Statement on Form S-3 (File No. 333-131826)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of The TriZetto Group, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Time on March 27, 2006, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness of the Registration Statement on Form S-3 referred to above as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation with this matter. If you have any questions, please contact the undersigned at (949) 719-2215, or Christopher D. Ivey, Esq. at (949) 725-4121.

Very truly yours,

THE TRIZETTO GROUP, INC.

By:	/s/ Jim Sullivan
Jim Sullivan
Senior Vice President, General Counsel
and Secretary